UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 21, 2014

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077) (Exact name of Registrant as specified in its charter)	(REG. NO. 3196209) (Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA (Jurisdiction of incorporation or organisation) 171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA (Address of principal executive offices)	ENGLAND AND WALES (Jurisdiction of incorporation or organisation) NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

BHP Billiton Limited	BHP Billiton Plc
171 Collins Street	Neathouse Place
Melbourne Victoria 3000 Australia	London SW1V 1LH UK
GPO BOX 86	Tel +44 20 7802 4000
Melbourne Victoria 3001 Australia	Fax + 44 20 7802 4111
Tel +61 1300 55 47 57 Fax +61 3 9609 3015	bhpbilliton.com
bhpbilliton.com

Company Secretariat

20 November 2014

To: Australian Securities Exchange	cc: New York Stock Exchange
London Stock Exchange	JSE Limited

FOR ANNOUNCEMENT TO THE MARKET

Please find attached the results of the business conducted at the meetings of shareholders of BHP Billiton Limited (“Limited”) held in Adelaide, Australia on 20 November 2014 and BHP Billiton Plc (“Plc”) held in London, United Kingdom on 23 October 2014.

As required by the Dual Listed Companies Structure, a poll was conducted on each of the proposed resolutions. Each resolution is a Joint Electorate Action. The poll results for BHP Billiton Limited and BHP Billiton Plc are attached.

The final proxy position for each company (excluding the proxy votes carried from one meeting to the other meeting by the Special Voting Shares) is detailed in Appendix 1. The additional information required in respect of BHP Billiton Plc by the United Kingdom’s Companies Act 2006 (as amended by The Companies (Shareholders’ Rights) Regulations 2009) is provided in
Appendix 2.

A copy of the resolutions passed at the closure of the poll today has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.morningstar.co.uk/uk/NSM

Nicole Duncan

Company Secretary

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
Registered in Australia	Registered in England and Wales
Registered Office: 171 Collins Street, Melbourne Victoria 3000	Registered Office: Neathouse Place, London SW1V 1LH United Kingdom

The BHP Billiton Group is headquartered in Australia

The poll results for BHP Billiton Limited and BHP Billiton Plc as follows:

	Business	Votes For	Votes Against	Votes Abstained	Result
1	To receive the 2014 Financial Statements and Reports for BHP Billiton (an ordinary resolution)	2,902,959,021	22,960,634	32,100,522	CARRIED

2	To reappoint KPMG LLP as the auditor of BHP Billiton Plc (an ordinary resolution)	2,919,625,617	9,425,257	28,924,824	CARRIED

3	To authorise the Risk and Audit Committee to agree the remuneration of the auditor of BHP Billiton Plc (an ordinary resolution)	2,939,150,945	9,435,020	9,406,389	CARRIED

4	To renew the general authority to issue shares in BHP Billiton Plc (an ordinary resolution)	2,900,805,255	47,819,466	9,393,259	CARRIED

5	To approve the authority to issue shares in BHP Billiton Plc for cash (a special resolution)	2,893,764,671	54,688,585	9,571,822	CARRIED

6	To approve the repurchase of shares in BHP Billiton Plc (a special resolution)	2,943,726,359	5,558,990	8,689,950	CARRIED

7	To approve the Directors’ remuneration policy (an ordinary resolution)	2,844,932,846	82,327,976	29,834,918	CARRIED

8	To approve the 2014 Remuneration Report other than the part containing the Directors’ remuneration policy (a non-binding ordinary resolution)	2,891,877,939	52,026,500	13,161,811	CARRIED

9	To approve the 2014 Remuneration Report (a non-binding ordinary resolution)	2,885,635,950	58,370,521	13,127,265	CARRIED

10	To approve leaving entitlements (an ordinary resolution)	2,884,580,432	59,809,924	13,213,709	CARRIED

11	To approve grants to Andrew Mackenzie (an ordinary resolution)	2,840,719,369	87,312,188	29,928,012	CARRIED

12	To elect Malcolm Brinded as a Director of BHP Billiton (an ordinary resolution)	2,939,064,457	9,210,285	9,678,725	CARRIED

13	To re-elect Malcolm Broomhead as a Director of BHP Billiton (an ordinary resolution)	2,943,309,644	5,308,955	9,403,988	CARRIED

14	To re-elect Sir John Buchanan as a Director of BHP Billiton (an ordinary resolution)	2,918,044,269	30,494,086	9,489,155	CARRIED

15	To re-elect Carlos Cordeiro as a Director of BHP Billiton (an ordinary resolution)	2,917,164,367	31,450,764	9,410,732	CARRIED

16	To re-elect Pat Davies as a Director of BHP Billiton (an ordinary resolution)	2,938,594,474	10,012,883	9,415,231	CARRIED

17	To re-elect Carolyn Hewson as a Director of BHP Billiton (an ordinary resolution)	2,942,760,611	6,034,960	9,208,456	CARRIED

18	To re-elect Andrew Mackenzie as a Director of BHP Billiton (an ordinary resolution)	2,944,673,607	4,156,685	9,198,317	CARRIED

19	To re-elect Lindsay Maxsted as a Director of BHP Billiton (an ordinary resolution)	2,925,695,728	22,840,896	9,489,179	CARRIED

20	To re-elect Wayne Murdy as a Director of BHP Billiton (an ordinary resolution)	2,942,832,781	5,605,027	9,591,060	CARRIED

21	To re-elect Keith Rumble as a Director of BHP Billiton (an ordinary resolution)	2,943,722,092	4,967,775	9,339,001	CARRIED

22	To re-elect John Schubert as a Director of BHP Billiton (an ordinary resolution)	2,912,231,196	20,116,120	25,681,373	CARRIED

23	To re-elect Shriti Vadera as a Director of BHP Billiton (an ordinary resolution)	2,941,870,744	6,695,597	9,449,017	CARRIED

24	To re-elect Jac Nasser as a Director of BHP Billiton (an ordinary resolution)	2,938,743,569	10,168,874	9,311,382	CARRIED

25	To elect Ian Dunlop as a Director of BHP Billiton (an ordinary resolution)	64,556,647	2,807,519,952	85,735,490	NOT CARRIED

APPENDIX 1

BHP Billiton Limited & BHP Billiton Plc - Final Proxy Position

		Limited	Plc
1	To receive the 2014 Financial Statements and Reports for BHP Billiton (an ordinary resolution)

•	Total number of proxy votes exercisable by all proxies validly appointed	1,565,081,923	1,358,481,120

•	Total number of proxy votes in respect of which the appointments specified that the proxy -
•	was to vote for the resolution	1,518,465,180	1,339,270,660
•	was to vote against the resolution	4,364,127	18,594,069
•	was to abstain on the resolution	27,231,829	4,843,052
•	may vote at the proxy’s discretion	42,252,616	616,391

2	To reappoint KPMG LLP as the auditor of BHP Billiton Plc (an ordinary resolution)

•	Total number of proxy votes exercisable by all proxies validly appointed	1,584,820,069	1,341,870,862

•	Total number of proxy votes in respect of which the appointments specified that the proxy -
•	was to vote for the resolution	1,538,550,331	1,335,922,563
•	was to vote against the resolution	4,057,579	5,331,952
•	was to abstain on the resolution	7,449,202	21,453,312
•	may vote at the proxy’s discretion	42,212,159	616,347

3	To authorise the Risk and Audit Committee to agree the remuneration of the auditor of BHP Billiton Plc (an ordinary resolution)

•	Total number of proxy votes exercisable by all proxies validly appointed	1,586,895,413	1,359,366,593

•	Total number of proxy votes in respect of which the appointments specified that the proxy -
•	was to vote for the resolution	1,537,917,274	1,355,970,727
•	was to vote against the resolution	6,618,210	2,779,299
•	was to abstain on the resolution	5,390,944	3,957,582
•	may vote at the proxy’s discretion	42,359,929	616,567

4	To renew the general authority to issue shares in BHP Billiton Plc (an ordinary resolution)

•	Total number of proxy votes exercisable by all proxies validly appointed	1,587,250,671	1,359,364,142

•	Total number of proxy votes in respect of which the appointments specified that the proxy -
•	was to vote for the resolution	1,535,230,592	1,320,633,748
•	was to vote against the resolution	9,696,981	38,113,550
•	was to abstain on the resolution	5,061,708	3,960,033
•	may vote at the proxy’s discretion	42,323,098	616,844

5	To approve the authority to issue shares in BHP Billiton Plc for cash (a special resolution)

•	Total number of proxy votes exercisable by all proxies validly appointed	1,587,083,239	1,359,372,375

•	Total number of proxy votes in respect of which the appointments specified that the proxy -
•	was to vote for the resolution	1,531,582,048	1,317,264,229
•	was to vote against the resolution	13,171,350	41,499,848
•	was to abstain on the resolution	5,236,238	3,951,800
•	may vote at the proxy’s discretion	42,329,841	608,298

6	To approve the repurchase of shares in BHP Billiton Plc (a special resolution)

•	Total number of proxy votes exercisable by all proxies validly appointed	1,587,563,718	1,359,409,741

•	Total number of proxy votes in respect of which the appointments specified that the proxy -
•	was to vote for the resolution	1,540,486,421	1,357,935,425
•	was to vote against the resolution	4,685,955	860,600
•	was to abstain on the resolution	4,706,895	3,912,080
•	may vote at the proxy’s discretion	42,391,342	613,716

7	To approve the Directors’ remuneration policy (an ordinary resolution)

•	Total number of proxy votes exercisable by all proxies validly appointed	1,574,688,175	1,351,444,280

•	Total number of proxy votes in respect of which the appointments specified that the proxy -
•	was to vote for the resolution	1,504,002,241	1,297,675,024
•	was to vote against the resolution	28,862,444	53,158,522
•	was to abstain on the resolution	17,540,170	11,879,018
•	may vote at the proxy’s discretion	41,823,490	610,734

8	To approve the 2014 Remuneration Report other than the part containing the Directors’ remuneration policy (a non-binding ordinary resolution)

•	Total number of proxy votes exercisable by all proxies validly appointed	1,583,784,135	1,359,007,012

•	Total number of proxy votes in respect of which the appointments specified that the proxy -
•	was to vote for the resolution	1,515,409,493	1,333,035,805
•	was to vote against the resolution	26,441,622	25,360,149
•	was to abstain on the resolution	8,414,588	4,317,161
•	may vote at the proxy’s discretion	41,933,020	611,058

9	To approve the 2014 Remuneration Report (a non-binding ordinary resolution)

•	Total number of proxy votes exercisable by all proxies validly appointed	1,583,891,578	1,359,005,177

•	Total number of proxy votes in respect of which the appointments specified that the proxy -
•	was to vote for the resolution	1,513,748,444	1,328,365,054

•	was to vote against the resolution	28,092,565	30,028,362
•	was to abstain on the resolution	8,381,362	4,318,996
•	may vote at the proxy’s discretion	42,050,569	611,761

10	To approve leaving entitlements (an ordinary resolution)

•	Total number of proxy votes exercisable by all proxies validly appointed	1,583,902,486	1,358,904,919

•	Total number of proxy votes in respect of which the appointments specified that the proxy -
•	was to vote for the resolution	1,516,722,676	1,335,906,109
•	was to vote against the resolution	25,269,890	22,374,268
•	was to abstain on the resolution	8,368,103	4,419,255
•	may vote at the proxy’s discretion	41,909,920	624,542

11	To approve grants to Andrew Mackenzie (an ordinary resolution)

•	Total number of proxy votes exercisable by all proxies validly appointed	1,575,055,981	1,351,212,378

•	Total number of proxy votes in respect of which the appointments specified that the proxy -
•	was to vote for the resolution	1,500,173,202	1,296,529,930
•	was to vote against the resolution	33,140,404	54,069,377
•	was to abstain on the resolution	17,213,770	12,108,722
•	may vote at the proxy’s discretion	41,742,375	613,071

12	To elect Malcolm Brinded as a Director of BHP Billiton (an ordinary resolution)

•	Total number of proxy votes exercisable by all proxies validly appointed	1,586,640,518	1,359,294,870

•	Total number of proxy votes in respect of which the appointments specified that the proxy -
•	was to vote for the resolution	1,539,269,956	1,354,190,376
•	was to vote against the resolution	4,733,043	4,492,571
•	was to abstain on the resolution	5,609,196	4,028,954
•	may vote at the proxy’s discretion	42,637,519	611,923

13	To re-elect Malcolm Broomhead as a Director of BHP Billiton (an ordinary resolution)

•	Total number of proxy votes exercisable by all proxies validly appointed	1,587,161,994	1,359,118,436

•	Total number of proxy votes in respect of which the appointments specified that the proxy -
•	was to vote for the resolution	1,539,936,196	1,357,869,046
•	was to vote against the resolution	4,663,073	634,532
•	was to abstain on the resolution	5,155,297	4,205,738
•	may vote at the proxy’s discretion	42,562,725	614,858

14	To re-elect Sir John Buchanan as a Director of BHP Billiton (an ordinary resolution)

•	Total number of proxy votes exercisable by all proxies validly appointed	1,587,069,483	1,359,128,325

•	Total number of proxy votes in respect of which the appointments specified that the proxy -
•	was to vote for the resolution	1,521,441,728	1,351,299,350
•	was to vote against the resolution	23,208,117	7,221,970
•	was to abstain on the resolution	5,252,731	4,195,849
•	may vote at the proxy’s discretion	42,419,638	607,005

15	To re-elect Carlos Cordeiro as a Director of BHP Billiton (an ordinary resolution)

•	Total number of proxy votes exercisable by all proxies validly appointed	1,587,004,664	1,359,269,170

•	Total number of proxy votes in respect of which the appointments specified that the proxy -
•	was to vote for the resolution	1,517,413,299	1,354,317,471
•	was to vote against the resolution	27,102,933	4,336,541
•	was to abstain on the resolution	5,315,902	4,055,005
•	may vote at the proxy’s discretion	42,488,432	615,158

16	To re-elect Pat Davies as a Director of BHP Billiton (an ordinary resolution)

•	Total number of proxy votes exercisable by all proxies validly appointed	1,586,960,169	1,359,306,246

•	Total number of proxy votes in respect of which the appointments specified that the proxy -
•	was to vote for the resolution	1,534,723,434	1,358,383,950
•	was to vote against the resolution	9,702,357	307,438
•	was to abstain on the resolution	5,357,302	4,017,929
•	may vote at the proxy’s discretion	42,534,378	614,858

17	To re-elect Carolyn Hewson as a Director of BHP Billiton (an ordinary resolution)

•	Total number of proxy votes exercisable by all proxies validly appointed	1,587,329,087	1,359,125,937

•	Total number of proxy votes in respect of which the appointments specified that the proxy -
•	was to vote for the resolution	1,539,616,719	1,357,975,657
•	was to vote against the resolution	5,481,957	535,422
•	was to abstain on the resolution	4,969,643	4,198,238
•	may vote at the proxy’s discretion	42,230,411	614,858

18	To re-elect Andrew Mackenzie as a Director of BHP Billiton (an ordinary resolution)

•	Total number of proxy votes exercisable by all proxies validly appointed	1,587,337,529	1,359,131,062

•	Total number of proxy votes in respect of which the appointments specified that the proxy -
•	was to vote for the resolution	1,541,005,935	1,358,180,557
•	was to vote against the resolution	3,809,316	342,753
•	was to abstain on the resolution	4,985,783	4,193,113

•	may vote at the proxy’s discretion	42,522,278	607,752

19	To re-elect Lindsay Maxsted as a Director of BHP Billiton (an ordinary resolution)

•	Total number of proxy votes exercisable by all proxies validly appointed	1,587,074,443	1,359,122,884

•	Total number of proxy votes in respect of which the appointments specified that the proxy -
•	was to vote for the resolution	1,522,987,621	1,357,227,427
•	was to vote against the resolution	21,547,988	1,279,902
•	was to abstain on the resolution	5,246,368	4,200,986
•	may vote at the proxy’s discretion	42,538,834	615,555

20	To re-elect Wayne Murdy as a Director of BHP Billiton (an ordinary resolution)

•	Total number of proxy votes exercisable by all proxies validly appointed	1,586,971,487	1,359,127,948

•	Total number of proxy votes in respect of which the appointments specified that the proxy -
•	was to vote for the resolution	1,539,493,951	1,357,966,662
•	was to vote against the resolution	5,033,591	545,253
•	was to abstain on the resolution	5,352,084	4,196,227
•	may vote at the proxy’s discretion	42,443,945	616,033

21	To re-elect Keith Rumble as a Director of BHP Billiton (an ordinary resolution)

•	Total number of proxy votes exercisable by all proxies validly appointed	1,587,041,948	1,359,309,547

•	Total number of proxy votes in respect of which the appointments specified that the proxy -
•	was to vote for the resolution	1,539,881,974	1,358,375,179
•	was to vote against the resolution	4,643,337	319,510
•	was to abstain on the resolution	5,281,623	4,014,628
•	may vote at the proxy’s discretion	42,516,637	614,858

22	To re-elect John Schubert as a Director of BHP Billiton (an ordinary resolution)

•	Total number of proxy votes exercisable by all proxies validly appointed	1,578,657,107	1,351,353,903

•	Total number of proxy votes in respect of which the appointments specified that the proxy -
•	was to vote for the resolution	1,522,427,039	1,344,322,351
•	was to vote against the resolution	13,695,723	6,415,798
•	was to abstain on the resolution	13,666,285	11,970,272
•	may vote at the proxy’s discretion	42,534,345	615,754

23	To re-elect Shriti Vadera as a Director of BHP Billiton (an ordinary resolution)

•	Total number of proxy votes exercisable by all proxies validly appointed	1,587,102,266	1,359,125,077

•	Total number of proxy votes in respect of which the appointments specified that the proxy -
•	was to vote for the resolution	1,538,863,954	1,357,499,955
•	was to vote against the resolution	5,668,290	1,013,642
•	was to abstain on the resolution	5,207,664	4,199,098
•	may vote at the proxy’s discretion	42,570,022	611,480

24	To re-elect Jac Nasser as a Director of BHP Billiton (an ordinary resolution)

•	Total number of proxy votes exercisable by all proxies validly appointed	1,587,443,691	1,359,130,662

•	Total number of proxy votes in respect of which the appointments specified that the proxy -
•	was to vote for the resolution	1,537,984,564	1,354,989,740
•	was to vote against the resolution	6,628,840	3,519,046
•	was to abstain on the resolution	5,076,540	4,191,810
•	may vote at the proxy’s discretion	42,830,287	621,876

25	To elect Ian Dunlop as a Director of BHP Billiton (an ordinary resolution)

•	Total number of proxy votes exercisable by all proxies validly appointed	1,568,783,066	1,301,050,044

•	Total number of proxy votes in respect of which the appointments specified that the proxy -
•	was to vote for the resolution	48,199,098	15,999,963
•	was to vote against the resolution	1,478,053,446	1,284,379,353
•	was to abstain on the resolution	23,333,921	62,271,733
•	may vote at the proxy’s discretion	42,530,522	670,728

APPENDIX 2

Additional Information

For the purposes of section 341 of the United Kingdom’s Companies Act 2006 (as amended by The Companies (Shareholders’ Rights) Regulations 2009) and in respect of BHP Billiton Plc, the votes validly cast* as a percentage of the company’s total issued share capital (as at 6pm on 23 October 2014) are:

	Item of Business	Votes cast %*
1	To receive the 2014 Financial Statements and Reports for BHP Billiton	64.32%

2	To reppoint KPMG LLP as the auditor of BHP Billiton Plc	63.53%

3	To authorise the Risk and Audit Committee to agree the remuneration of the auditor of BHP Billiton Plc	64.36%

4	To renew the general authority to issue shares in BHP Billiton Plc	64.36%

5	To approve the authority to issue shares in BHP Billiton Plc for cash	64.36%

6	To approve the repurchase of shares in BHP Billiton Plc	64.37%

7	To approve the Directors’ remuneration policy	63.99%

8	To approve the 2014 Remuneration Report other than the part containing the Directors’ remuneration policy	64.35%

9	To approve the 2014 Remuneration Report	64.35%

10	To approve leaving entitlements	64.34%

11	To approve grants to Andrew Mackenzie	63.98%

12	To elect Malcolm Brinded as a Director of BHP Billiton	64.36%

13	To re-elect Malcolm Broomhead as a Director of BHP Billiton	64.35%

14	To re-elect Sir John Buchanan as a Director of BHP Billiton	64.35%

15	To re-elect Carlos Cordeiro as a Director of BHP Billiton	64.36%

16	To re-elect Pat Davies as a Director of BHP Billiton	64.36%

17	To re-elect Carolyn Hewson as a Director of BHP Billiton	64.35%

18	To re-elect Andrew Mackenzie as a Director of BHP Billiton	64.35%

19	To re-elect Lindsay Maxsted as a Director of BHP Billiton	64.35%

20	To re-elect Wayne Murdy as a Director of BHP Billiton	64.35%

21	To re-elect Keith Rumble as a Director of BHP Billiton	64.36%

22	To re-elect John Schubert as a Director of BHP Billiton	63.98%

23	To re-elect Shriti Vadera as a Director of BHP Billiton	64.35%

24	To re-elect Jac Nasser as a Director of BHP Billiton	64.35%

25	To elect Ian Dunlop as a Director of BHP Billiton	61.60%

*	This calculation does not include the votes cast at the BHP Billiton Limited Annual General Meeting which are added to the votes cast at the BHP Billiton Plc Annual General Meeting to give the final result in relation to each resolution. Final poll results for BHP Billiton Plc and BHP Billiton Limited can be found on pages 2 and 3 of this announcement.

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
Registered in Australia	Registered in England and Wales
Registered Office: 171 Collins Street, Melbourne Victoria 3000	Registered Office: Neathouse Place London SW1V 1LH United Kingdom

The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: 21 November 2014	By:	Nicole Duncan

	Name:	Nicole Duncan
	Title:	Company Secretary